Exhibit 99.1

TowerJazz Presents First Quarter 2012 Financial Results:

Quarterly Revenue of $168 Million, Up 39% Year-over-Year

MIGDAL HAEMEK, Israel – May 17, 2012 – TowerJazz, the global specialty foundry leader, today announced financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•	Revenues of $168.0 million, up 39 percent year-over-year as compared with $120.6 million

•	Maintained non-GAAP gross and operating margins of 35% and 24%, respectively, in the first quarter of 2012

•	Net profit on a non-GAAP basis at $32 million, representing a net margin of 19 percent, with EBITDA of $40 million

•	Cash and short-term deposits balance at quarter-end of $158 million, with a stronger current ratio of 1.61 as compared with 1.16 as of December 31, 2011

•	Engaged GE Capital for a $50 million credit line for loans at Libor + 2.6% per annum

•	India 300mm factory:

o
Consortium of TowerJazz, top tier Indian Infrastructure Company and worldwide leading technology provider submitted government bid and continues to proactively address governmental request, aimed at a final decision within this year

o	TowerJazz to gain material revenue stream, 300mm capacity and potential for ownership in return for in kind services and know how.

CEO Perspective
Russell Ellwanger, Chief Executive Officer, commented: “We are pleased to start the year with approximately 40 percent revenue increase against the first quarter of 2011 and are encouraged by many signs of strong second half industry growth. We continue to see increases in market share, as evidenced by significantly outperforming the foundry industry in first quarter year over year growth - in Korea alone we have grown from one image sensor customer in 2010 to over 40 active engagements. Hence, we are well positioned to take major benefit from an industry uptick, as far as market share and doubled capacity, as compared to first quarter 2011, to meet demand.”

First quarter 2012 results summary
First quarter 2012 revenue reached $168.0 million, a 39 percent growth over first quarter 2011 revenue of $120.6 million.

On a non-GAAP basis, as described and reconciled below, the first quarter 2012 gross profit and operating profit were $59 million and $40 million, representing a 35 percent gross margin and 24 percent operating margin, comparable to the previous quarter.

On a non-GAAP basis, net profit was $32 million, representing 19% net margin, similar margin as compared to previous quarter.

EBITDA for the first quarter of 2012 was $40 million, representing 24% EBITDA margin.

On a GAAP basis, the net loss was $19 million, or $0.06 per share, compared with a net loss of $17 million, or $0.05 per share, in the previous quarter.

The Company’s cash and short-term deposits balance as of March 31, 2012 was $158 million, compared with $101 million as of the end of the fourth quarter of 2011.

During the first quarter of 2012, TowerJazz increased its cash balance from $101 million to $158 million. Main cash drivers were a creation of $34 million of positive cash flow from operating activities (excluding debt related payments) and $80 million from long term bonds fundraising, offset by $27 million of debt payments on account of principal and interest and $30 million of Cap-Ex investments.

Financial Guidance
TowerJazz forecasts second quarter 2012 revenue to range between $163 and $173 million, with mid-range representing 20 percent growth as compared to the second quarter of 2011.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss first quarter 2012 results today, May 17, 2012, at 10:00 a.m. Eastern Time / 5:00 p.m. Israel time.

To participate, please call: 1-888-407-2553 (U.S. toll-free number) or +972-3-918-0610 (international).

Callers in Israel are invited to call locally by dialing 03-918-0610. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com, and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, whether paid or payable and (4) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period.. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.
As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor  Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of debt and other liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, including the terms of the program approved in February 2011, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xx) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxi) retention of key employees and retention and recruitment of skilled qualified personnel, (xxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxiii) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxiv) issuance and registration of ordinary shares as a result of conversion and/or exercise of any of our convertible or exercisable debentures, notes, options and/or warrants, may dilute the shareholding percentage of current shareholders, (xxv) successfully achieving the anticipated benefits from the acquisition of TowerJazz Japan in Nishiwaki, Japan, including its successful integration into TowerJazz, and (xxvi) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	March 31,	December 31,
	2012	2011
	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash and short-term deposits	$158,226	$101,149
Trade accounts receivable	87,892	75,350
Other receivables	4,385	5,000
Inventories	62,450	69,024
Other current assets	16,575	15,567
Total current assets	329,528	266,090

LONG-TERM INVESTMENTS	12,895	12,644

PROPERTY AND EQUIPMENT, NET	477,463	498,683

INTANGIBLE ASSETS, NET	53,850	58,737

GOODWILL	7,000	7,000

OTHER ASSETS, NET	16,532	14,067

TOTAL ASSETS	$897,268	$857,221

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$42,031	$48,255
Trade accounts payable	94,997	111,620
Deferred revenue	5,745	5,731
Other current liabilities	62,053	64,654
Total current liabilities	204,826	230,260

LONG-TERM DEBT	385,107	301,610

LONG-TERM CUSTOMERS' ADVANCES	7,813	7,941

EMPLOYEE RELATED LIABILITES	97,198	97,927

DEFERRED TAX LIABILITY	19,375	20,428

OTHER LONG-TERM LIABILITIES	25,882	24,352

Total liabilities	740,201	682,518

SHAREHOLDERS' EQUITY	157,067	174,703

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$897,268	$857,221

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended
	March 31,	December 31,
	2012	2011
	GAAP	GAAP

REVENUES	$168,013	$174,584

COST OF REVENUES	145,265	157,010

GROSS PROFIT	22,748	17,574

OPERATING COSTS AND EXPENSES

Research and development	8,000	7,279
Marketing, general and administrative	12,500	13,297

	20,500	20,576

OPERATING PROFIT (LOSS)	2,248	(3,002)

FINANCING EXPENSE, NET	(18,529)	(11,962)

OTHER EXPENSE, NET	--	(157)

LOSS BEFORE INCOME TAX	(16,281)	(15,121)

INCOME TAX EXPENSE	(3,036)	(1,580)

NET LOSS FOR THE PERIOD	$(19,317)	$(16,701)

BASIC LOSS PER ORDINARY SHARE

loss per share	$(0.06)	$(0.05)

Weighted average number of ordinary
shares outstanding - in thousands	318,599	318,255

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended		Three months ended				Three months ended
	March 31,	December 31,	March 31,		December 31,		March 31,	December 31,
	2012	2011	2012		2011		2012	2011
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$168,013	$174,584	$--		$--		$168,013	$174,584

COST OF REVENUES	109,259	116,842	36,006	(a)	40,168	(a)	145,265	157,010

GROSS PROFIT	58,754	57,742	(36,006)		(40,168)		22,748	17,574

OPERATING COSTS AND EXPENSES

Research and development	7,392	6,551	608	(b)	728	(b)	8,000	7,279
Marketing, general and administrative	11,095	11,526	1,405	(c)	1,771	(c)	12,500	13,297

	18,487	18,077	2,013		2,499		20,500	20,576

OPERATING PROFIT (LOSS)	40,267	39,665	(38,019)		(42,667)		2,248	(3,002)

FINANCING EXPENSE, NET	(8,163)	(6,110)	(10,366	) (d)	(5,852	) (d)	(18,529)	(11,962)

OTHER EXPENSE, NET	--	(157)	--		--		--	(157)

PROFIT (LOSS) BEFORE INCOME TAX	32,104	33,398	(48,385)		(48,519)		(16,281)	(15,121)

INCOME TAX BENEFIT (EXPENSE)	(80)	509	(2,956	) (e)	(2,089	) (e)	(3,036)	(1,580)

NET PROFIT (LOSS) FOR THE PERIOD	$32,024	$33,907	$(51,341)		$(50,608)		$(19,317)	$(16,701)

BASIC EARNINGS PER ORDINARY SHARE	$0.10	0.11

Weighted average number of ordinary
shares outstanding - in thousands	318,599	318,255

NON-GAAP GROSS MARGINS	35%	33%

NON-GAAP OPERATING MARGINS	24%	23%

NON-GAAP NET MARGINS	19%	19%

(a)
Includes depreciation and amortization expenses in the amounts of $35,747 and $39,917 and stock based compensation expenses in the amounts of $259 and $251 for the three months ended March 31, 2012 and  December 31, 2011 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $395 and $526 and stock based compensation expenses in the amounts of $213 and $202 for the three months ended March 31, 2012 and  December 31, 2011 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $321 and $332 and stock based compensation expenses in the amounts of $1,084 and $1,439 for the three months ended March 31,2012 and  December 31, 2011 respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis

(e)	Non-gaap income tax expenses include taxes paid during the period

(f)
Fully diluted earnings per shares according to non-GAAP results would be $0.04 and $0.05 for the three months ended March 31, 2012 and December 31, 2011, respectively and the weighted average number of shares outstanding would be 731,801 thousands and 729,049 thousands for these periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Three months ended		Three months ended				Three months ended
	March 31,		March 31,				March 31,
	2012	2011	2012		2011		2012	2011
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$168,013	$120,620	$--		$--		$168,013	$120,620

COST OF REVENUES	109,259	67,573	36,006	(a)	22,502	(a)	145,265	90,075

GROSS PROFIT	58,754	53,047	(36,006)		(22,502)		22,748	30,545

OPERATING COSTS AND EXPENSES

Research and development	7,392	5,252	608	(b)	372	(b)	8,000	5,624
Marketing, general and administrative	11,095	7,794	1,405	(c)	1,775	(c)	12,500	9,569

	18,487	13,046	2,013		2,147		20,500	15,193

OPERATING PROFIT	40,267	40,001	(38,019)		(24,649)		2,248	15,352

FINANCING EXPENSE, NET	(8,163)	(6,928)	(10,366	) (d)	(12,286	) (d)	(18,529)	(19,214)

OTHER EXPENSE, NET	--	(85)	--		--		--	(85)

PROFIT (LOSS) BEFORE INCOME TAX	32,104	32,988	(48,385)		(36,935)		(16,281)	(3,947)

INCOME TAX EXPENSE	(80)	(2,602)	(2,956	) (e)	1,138	(e)	(3,036)	(1,464)

NET PROFIT (LOSS) FOR THE PERIOD	$32,024	$30,386	$(51,341)		$(35,797)		$(19,317)	$(5,411)

(a)
Includes depreciation and amortization expenses in the amounts of $35,747 and $22,264 and stock based compensation expenses in the amounts of $259 and $238 for the three months ended March 31, 2012 and 2011, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $395 and $163 and stock based compensation expenses in the amounts of $213 and $209 for the three months ended March 31, 2012 and 2011, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $321 and $346 and stock based compensation expenses in the amounts of $1,084 and $1,429 for the three months ended March 31, 2012 and 2011, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis

(e)	Non-gaap income tax expenses include taxes paid during the period